Exhibit 99.1

HUB Security Appoints Key Executives to Leadership Team

Tel-Aviv, Israel – October 4, 2023 – HUB Cyber Security Ltd. (Nasdaq: HUBC), a developer of Confidential Computing cybersecurity solutions and services (“HUB Security” or the “Company”) is pleased to announce the strategic appointment of Mr. Noah Hershcoviz as Chief Strategy Officer and a member of the Company’s Board of Directors, effective immediately. Furthermore, the Company warmly welcomes Mr. Shai Schiller, who will join the strategy team, commencing his role on the same date.

Noah Hershcoviz brings a wealth of financial and execution expertise to our organization. With past roles in the M&A division of Ernst & Young (EY) and as an investment banking executive in various capacities, Noah boasts a distinguished track record of managing investments, consistently exceeding market performance benchmarks. With a proven history of successfully guiding companies through initial public offerings, mergers and acquisitions, and reverse takeovers, Mr. Hershcoviz embodies an entrepreneurial spirit coupled with a global perspective on business transformation. His leadership is expected to play a pivotal role in charting the vision and strategic direction of the Company, bringing innovative and industry-leading approaches.

Shai Schiller, an industry veteran with extensive venture capital, company building, and turnaround experience served as a General Partner in a number of leading funds since 2000. Mr. Schiller played a key role in founding an award-winning Israeli intelligence program and has been CEO and Chairman in various technology sectors including Cyber, AI, and Semiconductors. With a strong track record in mergers and acquisitions, fundraising, and building large-scale sales organizations, Shai will be instrumental in driving the Company’s strategic initiatives and corporate development projects.

“We are excited to welcome Mr. Hershcoviz and Mr. Schiller to our esteemed team,” stated Mr. Uzi Moskowitz, CEO of HUB Security. “Their collective wealth of experience and expertise is poised to augment our company’s capabilities and propel us toward our ambitious goals. We have unwavering confidence that their contributions will steer us toward great achievements.”

About HUB Security Ltd.

HUB Cyber Security Ltd (Nasdaq: HUBC) was established in 2017 by veterans of the elite intelligence units of the Israeli Defense Forces. The Company specializes in unique Cyber Security solutions protecting sensitive commercial and government information. The company debuted an advanced encrypted computing solution aimed at preventing hostile intrusions at the hardware level while introducing a novel set of data theft prevention solutions. HUB Security operates in over 30 countries and provides innovative cybersecurity computing appliances as well as a wide range of cybersecurity services worldwide.

Forward-Looking Statements

This press release contains forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995, including statements about the anticipated benefits of the transaction, and the financial condition, results of operations, earnings outlook and prospects of the combined company. Forward-looking statements are typically identified by words such as “plan,” “believe,” “anticipate,” “intend,” “outlook,” “estimate,” “future,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “seem,” “should,” “will,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking. The forward-looking statements are based on the current expectations of the management of HUB Security, as applicable, and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those discussed and identified in public filings made with the SEC by the HUB Security and the following: (i) significant uncertainty regarding the adequacy of HUB Security’s liquidity and capital resources and its ability to repay its obligations as they become due; (ii) expectations regarding HUB Security’s strategies and future financial performance, including its future business plans or objectives, prospective performance and opportunities and competitors, revenues, products and services, pricing, operating expenses, market trends, liquidity, cash flows and uses of cash, capital expenditures, and HUB Security’s ability to invest in growth initiatives and pursue acquisition opportunities; (iii) the outcome of any legal or regulatory proceedings that may be instituted against HUB Security in connection with our previously announced internal investigation or otherwise; (iv) the ability to cure and meet stock exchange continued listing standards; (v) the risk that the consummation of the business combination in February 2023 will disrupt HUB Security’s operations and future plans; (vi) competition, the ability of HUB Security to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (vii) limited liquidity and trading of HUB Security’s securities; (viii) geopolitical risk, including military action and related sanctions, and changes in applicable laws or regulations; (ix) the possibility that HUB Security may be adversely affected by other economic, business, and/or competitive factors; (x) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in HUB Security’s Annual Report on Form 20-F filed on August 15, 2023.

Should one or more of these risks or uncertainties materialize or should any of the assumptions made by the management of HUB Security prove incorrect, actual results may vary in material respects from those expressed or implied in these forward-looking statements.

All subsequent written and oral forward-looking statements concerning the matters addressed in this press release and attributable to HUB Security or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this press release. Except to the extent required by applicable law or regulation, HUB Security undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this press release to reflect the occurrence of unanticipated events.

Contact Details

HUB Cyber Security

Gili Noon

gili.nizani@hubsecurity.io